UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

January 4, 2022

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In the Matter of

LEGACYHUB HOSPITALITY FUND I INC
539 W. Commerce St #2385
Dallas, TX 75208

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11322

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 LEGACYHUB HOSPITALITY FUND I INC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

 In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on January 4, 2022.

 For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief